EXHIBIT  99.1
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For:              B+H Ocean Carriers Ltd.
From:             Navinvest Marine Services (USA) Inc.
                  The Sail Loft
                  19 Burnside Street
                  Bristol, RI  02809

                              For Immediate Release
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New York, New York, Monday, February 7, 2005.

B+H Ocean Carriers Ltd. (ASE:BHO) announced today that it had purchased three double-hull combination carriers aggregating approximately 250,000 dwt and built mid-1990's for $110.2 million, and had committed to time charters for five years to a major energy company for each of the three vessels. The Company said that the three vessels are to be delivered within end-March, with the charters commencing simultaneously. The Company noted that it expected the charterers would be carrying "energy" cargoes, both wet and dry, comprised principally of fuel oil, clean petroleum products and coal. This acquisition gives the Company a total of four combined carriers of approximately 350,000 dwt which are capable of trading as both tankers and dry bulk carriers.

The Company also stated that its income for the year ended December 31, 2004 is estimated to come in at $3,250,000 net of a loss on sale of vessels of $4,680,000. The Company estimates that its income for calendar 2005 will be approximately $22,000,000. The Company added that its fleet should generate EBITDA of approximately $40 million for calendar 2005, as compared to EBITDA of approximately $17.6 million for the period ended December 31, 2004. The Company noted that approximately 45% of its 2005 EBITDA should be generated by the new acquisitions. The Company added that it presently has approximately 4,150,000 shares outstanding on a fully diluted basis. The Company cautioned that these forward-looking statements are based upon estimated vessel operating expenses, market levels of earnings, and drydocking time and expenses, as well as a delivery date of March 31, 2005 for the three vessels being acquired.

The Company will finance the acquisition with a combination of cash and additional borrowings of approximately $102 million.

The Company said it continues to seek investment opportunities comparable to the one just concluded, which it believes should be comparably accretive to EBITDA and earnings.

The Company said that all but one of its seven Medium Range Product Tankers were chartered out into 2006, along with the company's combination carrier. The Company said that the charters for its vessels reflected the current strong freight markets, commensurate with the periods of the various charters.

The Company owns and operates seven Medium Range Product Tankers and one combination carrier, and has purchased an additional three combination carriers for delivery in the First Quarter of 2005.

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For further information, contact the Company's website:  www.bhocean.com.
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Company contact:  John LeFrere
                  917.225.2800